EXHIBIT 99.1
                                                              ------------


                         Cable & Wireless & Completel
      announce bilateral agreement on traffic collection and termination



Paris, July 17, 2003


Cable & Wireless, the global telecommunications operator, and Completel, a leading national alternative operator on the French corporate market, announce a bilateral agreement, whereby Cable & Wireless will continue to commercialise its international telephony services in France through Completel's network, and Completel will benefit from Cable & Wireless' international network for its customers.

Under the agreement, Completel will provide its network to connect Cable & Wireless customers' sites, particularly through direct fiber connection, and to collect and carry these customers' traffic to Cable & Wireless' international network Point Of Presence in Paris. The British operator will carry a significant proportion of Completel's customers' international voice traffic, thanks to its global network and bilateral agreements in more than 100 countries. Cable & Wireless is now the fourth global operator for international voice traffic with more than 7 billion minutes carried in 2002 (source: Telegeography report, 2003).

"We chose to be associated with Completel in France as our experience of several years working with this operator has assured us of its operational quality. Furthermore, the businesses of our companies are complementary, as Completel is a national operator with a strong presence with respect to large companies in France, whilst Cable & Wireless focuses on multinational firms and Service Providers," said Bruno Davoine, President and CEO of Cable & Wireless in France.

Jerome de Vitry, President and CEO of Completel, commented: "We are pleased with this agreement that will allow our customers to benefit from the quality of Cable & Wireless' network for international voice services".

About Cable & Wireless
Cable & Wireless is one of the world's leading international communications companies. It provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless' principal operations are in the United Kingdom, continental Europe, the United States, Japan, the Caribbean, Panama, the Middle East and Macau.

For more information about Cable & Wireless, go to www.cw.com

About Completel
Completel is a leading national infrastructure-based carrier serving medium and large businesses in France . With MAN in the 9 most important regions in France, Completel has the largest and deepest coverage among the alternative carriers. In the majority of the regions covered, Completel is the only fiber alternative to the incumbent. The direct fiber connection is a key competitive advantage to offer a broad and innovative portfolio of services and upselling opportunities to the customers : voice, 800 numbers, very high speed internet connectivity, Gigabit Lan to Lan and IP VPN services.

For more information about Completel, go to www.completel.com


Press Contacts

Cable & Wireless                          Cable & Wireless
Sabine Pavee                              Jasmine Khounnala / Laetitia Fitoussi
5-7 rue Dareau 75014 Paris                Herald Communications
Tel : +33 (0)1 43 13 68 57                Tel : +33 (0)1 47 42 63 63
e-mail : sabine.pavee@cw.com              e-mail : jkhounnala@herald-com.fr
                                          lfitoussi@herald-com.fr

Completel                                 Completel
Sophie Robin                              Laurence Dutrey
9 - 11 allee de l'Arche                   Euro RSCG C&O
92671 Courbevoie Cedex                    Tel : +33 (0)1 58 47 95 31
+33 (0)1 72 92 20 00                      e-mail : laurence.dutrey@eurorscg.fr
e-mail : presse@completel.fr